September 23, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C.  20549

Re:	USA Synthetic Fuel Corporation
CORRESP with Respect to SEC Comments to
General Form for Registration of Securities on Form 10
File No. 000-54044

USA Synthetic Fuel Corporation (the “Company”) is in receipt of a letter from SEC dated August 25, 2010 with SEC’s comments to the Company’s General Form for Registration of Securities on Form 10 which was filed on July 29, 2010.  The letter directed the Company to please respond to these comments within ten business days (by September 9, 2010).

On September 8, 2010, the Company requested and received an extension of ten additional business days, or until September 23, 2010, in which to reply to these comments.

After discussions with Mr. Ronald E. Alper, SEC Staff Attorney, the Company now requests an extension of an additional twenty (20) business days, or until October 21, 2010, in which to reply to these comments.   As discussed with Mr. Alper, the Company will submit full comments to SEC and a modified disclosure as soon as these are completed if prior to October 21, 2010.

Please call Dr. Steven C. Vick (President & CEO) at (513) 621-0077 with any questions you may have regarding this request.

Very truly yours,

USA Synthetic Fuel Corporation

By:	/s/ Dr. Steven C. Vick
Dr. Steven C. Vick
President & CEO